Filed Pursuant to Rule 424(b)(2)
Registration No. 333-180289
PRICING SUPPLEMENT
Dated April 20, 2012
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012,
Equity Index Underlying Supplement dated March 22, 2012 and
ETF Underlying Supplement dated March 22, 2012)

HSBC USA Inc.
Callable Yield Notes

‣ $34,090,000 Callable Yield Notes linked to a reference asset consisting of the S&P 500® Index, the Russell 2000® Index and the iShares® MSCI EAFE Index Fund

‣ 2.5 year term

‣ Annualized quarterly coupons of 2.025% (8.10% per annum)

‣ Contingent return of principal, subject to the credit risk of HSBC USA Inc.

‣ Callable quarterly beginning July 23, 2012, at par by the Issuer

The Callable Yield Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement, Equity Index Underlying Supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-15 of this pricing supplement.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-7 of this document, page S-3 of the accompanying prospectus supplement, page S-1 of the accompanying Equity Index Underlying Supplement, and page S-2 of the accompanying ETF Underlying Supplement.

	Price to Public	Fees and Commissions[1]	Proceeds to Issuer
Per Note	$1,000	$15	$985
Total	$34,090,000	$511,350	$33,578,650

[1]See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-15 of this pricing supplement.

The Notes:

Are Not FDIC Insured	**Are Not Bank Guaranteed**	**May Lose Value**

HSBC

HSBC USA Inc.
2.5 Year Callable Yield Notes



This pricing supplement relates to a single offering of Callable Yield Notes. This offering has the terms described in this pricing supplement and the accompanying prospectus supplement, prospectus, Equity Index Underlying Supplement and ETF Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, Equity Index Underlying Supplement or ETF Underlying Supplement, the terms described in this pricing supplement shall control.

This pricing supplement relates to an offering of Notes linked to the performance of two indices and one index fund (the "Reference Asset"). The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The S&P 500® Index ("SPX"), the Russell 2000® Index ("RTY") and the iShares® MSCI EAFE Index Fund ("EFA") (each an "Underlying" and together the "Underlyings")
Trade Date:	April 20, 2012
Pricing Date:	April 20, 2012
Settlement Date:	April 25, 2012
Final Valuation Date:	October 20, 2014, subject to adjustment as described under "Valuation Dates" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date and is expected to be October 23, 2014. The Maturity Date is subject to adjustment as described under "Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement.
Payment at Maturity:	Unless we have exercised our Early Redemption Right, on the Maturity Date and for each $1,000 Principal Amount of Notes, you will receive a cash payment amount equal to the Final Settlement Value (plus any coupon payment).
Final Settlement Value:	**Unless we have exercised our Early Redemption Right, for each $1,000 Principal Amount of Notes you will receive a payment on the Maturity Date calculated as follows:** ▸ *If a Trigger Event does not occur, 100% of the Principal Amount.* ▸ *If a Trigger Event occurs, an amount equal to 100% of the Principal Amount multiplied by the sum of one plus the Final Return of the Least Performing Underlying. In such a case, you may lose up to 100% of your investment regardless of the performance of the other Underlyings.*
Trigger Event:	A Trigger Event occurs if the Final Value of any Underlying is below its Trigger Value.
Trigger Value:	For each Underlying, 55.00% of the Initial Value of such Underlying.
Least Performing Underlying:	The Underlying with the lowest Final Return.
Annual Coupon Rate (paid quarterly):	8.10% per annum
Coupon Payment Dates:	July 23, 2012, October 23, 2012, January 23, 2013, April 23, 2013, July 23, 2013, October 23, 2013, January 23, 2014, April 23, 2014, July 23, 2014 and October 23, 2014 (the Maturity Date). The Coupon Payment Dates are subject to postponement as described under "Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement.

Early Redemption Right: The Notes may be redeemed by the Issuer on any Coupon Payment Date beginning July 23, 2012, at 100% of their Principal Amount together with any coupon payment, upon giving notice on or prior to the corresponding Redemption Notice Date. See "Payment on the Notes—Early Redemption Right" on page PS-4 for more details.

Redemption Notice Dates: July 18, 2012 with respect to the July 23, 2012 Coupon Payment Date, October 18, 2012 with respect to the October 23, 2012 Coupon Payment Date, January 17, 2013 with respect to the January 23, 2013 Coupon Payment Date, April 18, 2013 with respect to the April 23, 2013 Coupon Payment Date, July 18, 2013 with respect to the July 23, 2013 Coupon Payment Date, October 18, 2013 with respect to the October 23, 2013 Coupon Payment Date, January 17, 2014 with respect to the January 23, 2014 Coupon Payment Date, April 17, 2014 with respect to the April 23, 2014 Coupon Payment Date, July 18, 2014 with respect to the July 23, 2014 Coupon Payment Date and October 20, 2014 with respect to the October 23, 2014 Coupon Payment Date. If a Redemption Notice Date is not a business day, then such Redemption Notice Date will be the next succeeding business day. In no case however will the Redemption Notice Date be postponed later than the scheduled business day before the related Coupon Payment Date.

Final Return: With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$

Initial Value: 1,378.53 with respect to the SPX, 804.05 with respect to the RTY and $53.43 with respect to the EFA, in each case the Official Closing Value of the relevant Underlying on the Pricing Date.

Final Value: The Official Closing Value of the relevant Underlying on the Final Valuation Date.

Official Closing Value: With respect to each Underlying, the Official Closing Value on any trading day for such Underlying will be the closing level or price, as applicable, of the Underlying as determined by the calculation agent as described under "Payment on the Notes — Official Closing Value" on page PS-5 below.

CUSIP/ISIN: 4042K1G56 / US4042K1G566

Form of Notes: Book-Entry

Listing: The Notes will not be listed on any U.S. securities exchange or quotation system.

GENERAL

This pricing supplement relates to the offering of Notes identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset. Although the offering of Notes relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012, Equity Index Underlying Supplement dated March 22, 2012 and ETF Underlying Supplement dated March 22, 2012. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, Equity Index Underlying Supplement or ETF Underlying Supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-7 of this pricing supplement, page S-3 of the prospectus supplement, page S-1 of Equity Index Underlying Supplement and page S-2 of the ETF Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and underlying supplements) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and underlying supplements if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Equity Index Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm

▸ The ETF Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016689/v306692_424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

PAYMENT ON THE NOTES

Maturity

Unless we have exercised our Early Redemption Right, on the Maturity Date and for each $1,000 Principal Amount of Notes, you will receive a cash payment equal to the Final Settlement Value (plus any coupon payment) determined as follows:

▸ If a Trigger Event does not occur, 100% of the Principal Amount.

▸ If a Trigger Event occurs, an amount equal to 100% of the Principal Amount multiplied by the sum of one plus the Final Return of the Least Performing Underlying, which will result in a Final Settlement Value less than the Principal Amount.

Coupon

On each Coupon Payment Date, for each $1,000 Principal Amount of Notes, you will be paid an amount equal to the product of (a) $1,000 multiplied by (b) the Annual Coupon Rate divided by four. The Coupon Payment Dates are July 23, 2012, October 23, 2012, January 23, 2013, April 23, 2013, July 23, 2013, October 23, 2013, January 23, 2014, April 23, 2014, July 23, 2014 and October 23, 2014 (which is also the expected Maturity Date). The Coupon Payment Dates are subject to postponement as described under "Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement. For information regarding the record dates applicable to the Coupons paid on the Notes, please see the section entitled "Description of Notes – Interest and Principal Payments - Recipients of Interest Payments" on page S-11 in the accompanying prospectus supplement.

The Annual Coupon Rate is 8.10% per annum.

Early Redemption Right

The Notes are redeemable at our option in whole, but not in part, on any Coupon Payment Date beginning July 23, 2012, upon giving notice on or prior to the corresponding Redemption Notice Date. The Redemption Notice Dates are July 18, 2012 with respect to the July 23, 2012 Coupon Payment Date, October 18, 2012 with respect to the October 23, 2012 Coupon Payment Date, January 17, 2013 with respect to the January 23, 2013 Coupon Payment Date, April 18, 2013 with respect to the April 23, 2013 Coupon Payment Date, July 18, 2013 with respect to the July 23, 2013 Coupon Payment Date, October 18, 2013 with respect to the October 23, 2013 Coupon Payment Date, January 17, 2014 with respect to the January 23, 2014 Coupon Payment Date, April 17, 2014 with respect to the April 23, 2014 Coupon Payment Date, July 18, 2014 with respect to the July 23, 2014 Coupon Payment Date and October 20, 2014 with respect to the October 23, 2014 Coupon Payment Date. If a Redemption Notice Date is not a business day, then such Redemption Notice Date will be the next succeeding business day. In no case however will the Redemption Notice Date be postponed later than the scheduled business day before the related Coupon Payment Date. The "Early Redemption Date" is the Coupon Payment Date, if any, that we elect to redeem the Notes. If the Notes are redeemed prior to the Maturity Date, you will be entitled to receive only the Principal Amount of the Notes and any coupon payment in respect of Coupon Payment Dates ended on or before the Early Redemption Date. In this case, you will lose the opportunity to continue to be paid coupons on Coupon Payment Dates that occur after the Early Redemption Date.

Official Closing Value

With respect to each Underlying, the Official Closing Value on any trading day will be determined by the calculation agent based upon the closing level of such index or closing price of such index fund, as applicable, displayed on the following pages on Bloomberg Professional® service: for SPX, page "SPX <INDEX>", for RTY, page "RTY <INDEX>" and for EFA, page "EFA UP <EQUITY>", and with respect to EFA, adjusted by the calculation agent as described under "Additional Terms of the Notes – Antidilution and Reorganization Adjustments" in the accompanying ETF Underlying Supplement. With respect to any of the foregoing, if the value for the relevant Underlying is not so displayed on such page, the calculation agent may refer to the display on any successor page on Bloomberg Professional® service or any successor service, as applicable.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Issuer and Reference Sponsor

With respect to SPX, Standard and Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., is the reference sponsor. With respect to RTY, the Russell Investment Group is the reference sponsor. With respect to EFA, iShares, Inc. is the reference issuer.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶ You believe that the Final Value of all of the Underlyings will not decline by more than 45.00%, as compared to the Initial Value.

▶ You are willing to make an investment that is potentially exposed to downside performance of the Least Performing Underlying on a 1-to-1 basis.

▶ You are willing to invest in the Notes based on the fact that your maximum potential return is the coupon being offered with respect to the Notes.

▶ You are willing to be exposed to the possibility of early redemption.

▶ You are willing to forego distributions paid on the index fund or on stocks comprising the indices included in the Reference Asset.

▶ You are willing to hold the Notes to maturity.

▶ You do not seek an investment for which there will be an active secondary market.

▶ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▶ You believe that the Final Value of one or more of the Underlyings will decline by more than 45.00%, as compared to the Initial Value.

▶ You are unwilling to make an investment that is potentially exposed to downside performance of the Least Performing Underlying on a 1-to-1 basis.

▶ You are unwilling to invest in the Notes based on the fact that your maximum potential return is the coupon being offered with respect to the Notes.

▶ You are unwilling to be exposed to the possibility of early redemption.

▶ You prefer to receive the distributions paid on the index fund or on stocks comprising the indices included in the Reference Asset.

▶ You prefer a product that provides upside participation in the Reference Asset, as opposed to the coupon being offered with respect to your Notes.

▶ You are unable or unwilling to hold the Notes to maturity.

▶ You seek an investment for which there will be an active secondary market.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-3 in the accompanying prospectus supplement, page S-1 of Equity Index Underlying Supplement and page S-2 of ETF Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the stocks comprising any Underlying. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement, the accompanying Equity Index Underlying Supplement and the accompanying ETF Underlying Supplement, including the explanation of risks relating to the Notes described in the following sections:

▶ "— Risks Relating to All Note Issuances" in the prospectus supplement;

▶ "— General risks related to Indices" in the Equity Index Underlying Supplement;

▶ "— Small-Capitalization or Mid-Capitalization Companies Risk" in the Equity Index Underlying Supplement;

▶ "— General risks related to Index Funds" in the ETF Underlying Supplement;

▶ "— Securities Prices Generally are Subject to Political, Economic, Financial, and Social Factors that Apply to the Markets in which they Trade and to a Lesser Extent, Foreign Markets" in the ETF Underlying Supplement;

▶ "— Risks Associated with Non-U.S. Companies" in the ETF Underlying Supplement;

▶ "— Time differences between the Domestic and Foreign Markets and New York City may create discrepancies in the Trading Level or Price of the Notes" in the ETF Underlying Supplement;

▶ "— Even if our or our Affiliates' Securities are held by an Index Fund, we or our Affiliates will not have any obligation to consider your interests" in the ETF Underlying Supplement; and

▶ "— The Notes are Subject to Currency Exchange Risk" in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes do not guarantee return of principal and you may lose your entire initial investment.

The Notes do not guarantee return of principal. The Notes differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Notes if we have not exercised our Early Redemption Right and if a Trigger Event occurs. In this case, the Payment at Maturity you will be entitled to receive will be less than the Principal Amount of the Notes and you could lose your entire initial investment if the value of the Least Performing Underlying falls to zero. An investment in the Notes does not guarantee return of principal and you may receive less at maturity than you originally invested in the Notes, or you may receive nothing at maturity, excluding any coupon payment. Payment of any amount at maturity is subject to the credit risk of HSBC.

You will not participate in any appreciation in the value of any of the Underlyings included in the Reference Asset.

The Notes will not pay more than the Principal Amount, plus any unpaid coupon payment, at maturity or upon early redemption. Even if the Final Return of each Underlying in the Reference Asset is greater than zero, you will not participate in the appreciation of any Underlying. Assuming the Notes are held to maturity, the maximum amount payable with respect to the Notes will not exceed the sum of the Principal Amount plus any coupons. Under no circumstances, regardless of the extent to which the value of any Underlying appreciates, will your return exceed the total amount of the coupons. In some cases, you may earn significantly less by investing in the Notes than you would have earned by investing in an instrument directly linked to the performance of the Underlyings included in the Reference Asset.

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including coupons and any return of principal at maturity or upon early redemption, as applicable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

If a Trigger Event occurs with respect to any Underlying, your return will be based on the Final Return of the Least Performing Underlying.

The performance of any of the Underlyings may cause a Trigger Event to occur. If a Trigger Event occurs, your return will be based on the Final Return of the Least Performing Underlying without regard to the performance of the other Underlyings. As a result, you could lose all or some of your initial investment if the Final Return of the Least Performing Underlying is negative and a Trigger Event occurs, even if there is an increase in the value of the other Underlyings. This could be the case even if the other Underlyings increased by an amount greater than the decrease in the Least Performing Underlying.

The Notes are subject to our Early Redemption Right, which limits your ability to accrue interest over the full term of the Notes.

The Notes are subject to our Early Redemption Right and therefore may be redeemed by us on any Coupon Payment Date beginning July 23, 2012, upon giving notice on or prior to the corresponding Redemption Notice Date. If the Notes are redeemed prior to the Maturity Date, you will be entitled to receive only the Principal Amount of your Notes and any coupon payment in respect of Coupon Payment Dates originally scheduled to occur on or before the Early Redemption Date. In such a case, you will lose the opportunity to continue to accrue and be paid coupons in respect of Coupon Payment Dates following the Early Redemption Date. If the Notes are redeemed prior to the Maturity Date, you may be unable to invest in other securities with a similar price or risk that yield as much interest as the Notes. See "Payment on the Notes—Early Redemption Right" on page PS-4.

Since the Notes are linked to the performance of more than one Underlying, you will be fully exposed to the risk of fluctuations in the values of each Underlying.

Since the Notes are linked to the performance of more than one Underlying, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the values of the Underlyings to the same degree for each Underlying. For example, in the case of Notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these Notes, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of any Underlying would not be mitigated by the appreciation of the other Underlyings. Instead, your return would depend on the Least Performing Underlying of the three Underlyings to which the Notes are linked.

Changes that affect an Underlying may affect the market value of the Notes and the amount you will receive at maturity.

The policies of the reference sponsor or reference issuer of an Underlying concerning additions, deletions and substitutions of the constituents comprising such Underlying and the manner in which the reference sponsor or reference issuer takes account of certain changes affecting those constituents included in such Underlying may affect the value of such Underlying. The policies of the reference sponsor or reference issuer with respect to the calculation of the relevant Underlying could also affect the value of such Underlying. The reference sponsor or reference issuer may discontinue or suspend calculation or dissemination of its relevant index. Any such actions could affect the value of the Notes.

The Notes are not insured by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity on the Notes.

Certain built-in costs are likely to adversely affect the value of the Notes prior to maturity or early redemption.

The original issue price of the Notes includes the placement agent's commission and the estimated cost of HSBC hedging its obligations under the Notes. As a result, the price, if any, at which HSBC Securities (USA) Inc will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date or early redemption could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of any Underlying relative to its Initial Value. We cannot predict the Final Value of any Underlying. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or return on the Notes. With respect to the Notes, the Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the total payment on the Notes on a $1,000 investment in the Notes for a hypothetical range of performance for the Least Performing Underlying's Final Return from -100% to +100%. The following results are based solely on the assumptions outlined below. You should consider carefully whether the Notes are suitable to your investment goals.

▶ Principal Amount: $1,000

▶ Trigger Value: 55.00% of the Initial Value of each Underlying

▶ Annual Coupon Rate (paid quarterly): 8.10% per annum

▶ The Notes are held until maturity and are not redeemed early.

Least Performing Underlying's Final Return	Trigger Event Does Not Occur[1]				Trigger Event Occurs[2]			
	Hypothetical Total Coupon Paid Over the Term of the Notes[3]	Hypothetical Final Settlement Value	Hypothetical Total Payment on the Notes	Hypothetical Total Return on the Notes	Hypothetical Total Coupon Paid Over the Term of the Notes[3]	Hypothetical Final Settlement Value	Hypothetical Total Payment on the Notes	Hypothetical Total Return on Notes
100.00%	$202.50	$1,000	$1,202.50	20.25%	N/A	N/A	N/A	N/A
90.00%	$202.50	$1,000	$1,202.50	20.25%	N/A	N/A	N/A	N/A
80.00%	$202.50	$1,000	$1,202.50	20.25%	N/A	N/A	N/A	N/A
70.00%	$202.50	$1,000	$1,202.50	20.25%	N/A	N/A	N/A	N/A
60.00%	$202.50	$1,000	$1,202.50	20.25%	N/A	N/A	N/A	N/A
50.00%	$202.50	$1,000	$1,202.50	20.25%	N/A	N/A	N/A	N/A
40.00%	$202.50	$1,000	$1,202.50	20.25%	N/A	N/A	N/A	N/A
30.00%	$202.50	$1,000	$1,202.50	20.25%	N/A	N/A	N/A	N/A
20.00%	$202.50	$1,000	$1,202.50	20.25%	N/A	N/A	N/A	N/A
10.00%	$202.50	$1,000	$1,202.50	20.25%	N/A	N/A	N/A	N/A
0.00%	$202.50	$1,000	$1,202.50	20.25%	N/A	N/A	N/A	N/A
-10.00%	$202.50	$1,000	$1,202.50	20.25%	N/A	N/A	N/A	N/A
-20.00%	$202.50	$1,000	$1,202.50	20.25%	N/A	N/A	N/A	N/A
-30.00%	$202.50	$1,000	$1,202.50	20.25%	N/A	N/A	N/A	N/A
-40.00%	$202.50	$1,000	$1,202.50	20.25%	N/A	N/A	N/A	N/A
-45.00%	$202.50	$1,000	$1,202.50	20.25%	N/A	N/A	N/A	N/A
-50.00%	N/A	N/A	N/A	N/A	$202.50	$500	$702.50	-29.75%
-60.00%	N/A	N/A	N/A	N/A	$202.50	$400	$602.50	-39.75%
-70.00%	N/A	N/A	N/A	N/A	$202.50	$300	$502.50	-49.75%
-80.00%	N/A	N/A	N/A	N/A	$202.50	$200	$402.50	-59.75%
-90.00%	N/A	N/A	N/A	N/A	$202.50	$100	$302.50	-69.75%
-100.00%	N/A	N/A	N/A	N/A	$202.50	$0	$202.50	-79.75%

[1] The Final Value of each Underlying is not below its respective Trigger Value.

[2] The Final Value of an Underlying is below its Trigger Value.

[3] Assuming the Notes have been held to maturity, the total amount of the coupons paid on the Notes as of the Maturity Date will equal $202.50, with coupon payments of $20.25 made on each Coupon Payment Date.

Hypothetical Examples of the Final Settlement Value

The three examples below set forth a sampling of hypothetical Final Settlement Values based on the following assumptions:

▸ Principal Amount of Notes: $1,000

▸ Trigger Value: 55.00% of the hypothetical Initial Value of each Underlying

▸ Annual Coupon Rate (paid quarterly): 8.10% per annum

▸ Hypothetical Initial Value: 1,300.00 with respect to the SPX, 800.00 with respect to the RTY and $50.00 with respect to the EFA

The actual Initial Values with respect to the SPX, RTY and EFA were determined on the Pricing Date.

In addition to the Final Settlement Value, you will be entitled to receive coupon payments quarterly on each Coupon Payment Date, up to and including the Maturity Date (or the Early Redemption Date, as applicable).

The examples provided herein are for illustration purposes only. The actual Final Settlement Value, if any, will depend on whether a Trigger Event occurs and, if so, the Final Return of the Least Performing Underlying. You should not take these examples as an indication of potential payments. It is not possible to predict whether a Trigger Event will occur and, if so, to what extent the Final Return will be less than zero.

Example 1: We do not exercise our Early Redemption Right and a Trigger Event occurs.

Underlying	Initial Value	Final Value
SPX	1,300.00	650.00 (50% of Initial Value)
RTY	800.00	880.00 (110% of Initial Value)
EFA	$50.00	$57.50 (115% of Initial Value)

Since the Final Value of SPX is below its Trigger Value, a **Trigger Event occurs**. SPX is also the Least Performing Underlying.

Therefore, the Final Return of the Least Performing Underlying =

$$\frac{\text{Final Value of SPX} - \text{Initial Value of SPX}}{\text{Initial Value of SPX}}$$

= (650.00 – 1,300.00) / 1,300.00= **-50.00%**

Final Settlement Value = Principal Amount of the Notes × (1 + Final Return of the Least Performing Underlying)

= $1,000 × (1 + -50%) = **$500.00**

Therefore, with the total coupon payment of $202.50 over the term of the Notes, the total payment on the Notes is $702.50.

Example 2: We do not exercise our Early Redemption Right and a Trigger Event does not occur.

Underlying	Initial Value	Final Value
SPX	1,300.00	1,170.00 (90% of Initial Value)
RTY	800.00	720.00 (90% of Initial Value)
EFA	$50.00	$42.50 (85% of Initial Value)

Since the Final Value of each Underlying was not below its Trigger Value, a Trigger Event does not occur.

Therefore, the Final Settlement Value equals **$1,000**.

Additionally, with the total coupon payment of $202.50 over the term of the Notes, the total payment on the Notes is $1,202.50.

Example 3: We exercise our Early Redemption Right and the Early Redemption Date is October 23, 2012.

Since we exercised our Early Redemption Right, there is an early redemption and you are no longer entitled to receive any Final Settlement Value. Therefore, on the Early Redemption Date you would receive your $1,000 Principal Amount of Notes plus the coupon payment of $20.25 owed to you on such date. As a result, on the Early Redemption Date, you would be entitled to receive a total payment of $1,020.25. Once we exercise our Early Redemption Right, the Underlyings have no relevance in determining the payment owed to you on the Early Redemption Date.

Therefore, with the previous coupon payment of $20.25 paid on July 23, 2012, the total payment on the Notes is $1,040.50.

INFORMATION RELATING TO THE REFERENCE ASSET

Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of April 20, 2012 were: Information Technology, Financials, Health Care, Consumer Discretionary and Energy.

For more information about the SPX, see "The S&P 500® Index" on page S-6 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing levels from April 23, 2007 through April 20, 2012. The closing level for the SPX on April 20, 2012 was 1,378.53. We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.



The historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the Final Value of the SPX.

Description of the RTY

The RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

The top 5 industry groups by market capitalization as of March 31, 2012 were: Financial Services, Consumer Discretionary, Producer Durables, Technology and Health Care.

For more information about the RTY, see "The Russell 2000® Index" on page S-21 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the daily historical closing levels from April 23, 2007 through April 20, 2012. The closing level for the RTY on April 20, 2012 was 804.05. We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.



The historical levels of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the Final Value of the RTY.

Description of the EFA

The EFA seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the European, Australasian, and Far Eastern markets, as measured by the MSCI EAFE® Index, which is the Underlying Index of the EFA. As of April 20, 2012, the MSCI EAFE® Index consisted of the following 22 component country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom.

For more information about the EFA, see "The iShares® MSCI EAFE Index Fund " on page S-24 of the accompanying ETF Underlying Supplement.

Historical Performance of the EFA

The following graph sets forth the historical performance of the EFA based on the daily historical closing prices from April 23, 2007 through April 20, 2012. The closing price for the EFA on April 20, 2012 was $53.43. We obtained the closing prices below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.



The historical prices of the EFA should not be taken as an indication of future performance, and no assurance can be given as to the Final Value of the EFA.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2007	3/30/2007	$77.18	$70.95	$76.27
4/2/2007	6/29/2007	$81.79	$76.05	$200.63
7/2/2007	9/28/2007	$85.50	$67.99	$82.56
10/1/2007	12/31/2007	$86.49	$78.00	$78.50
1/2/2008	3/31/2008	$79.22	$65.63	$71.90
4/1/2008	6/30/2008	$78.76	$68.06	$68.70
7/1/2008	9/30/2008	$68.39	$52.36	$56.30
10/1/2008	12/31/2008	$56.42	$35.53	$44.87
1/2/2009	3/31/2009	$45.61	$31.56	$37.59
4/1/2009	6/30/2009	$49.18	$37.28	$45.81
7/1/2009	9/30/2009	$56.31	$43.49	$54.70
10/1/2009	12/31/2009	$57.66	$52.42	$55.30
1/4/2010	3/31/2010	$58.00	$49.94	$56.00
4/1/2010	6/30/2010	$58.08	$45.86	$46.51
7/1/2010	9/30/2010	$55.81	$46.45	$54.92
10/1/2010	12/31/2010	$59.50	$53.85	$58.23
1/3/2011	3/31/2011	$61.98	$54.69	$60.09
4/1/2011	6/30/2011	$64.35	$56.71	$60.14
7/1/2011	9/30/2011	$60.86	$46.09	$47.75
12/3/2011	12/30/2011	$55.86	$45.46	$49.53
1/3/2012	3/30/2012	$55.91	$48.99	$54.90
4/2/2013*	4/20/2012*	$55.68	$51.66	$53.43

* As of the date of this pricing supplement available information for the second calendar quarter of 2012 includes data for the period from April 2, 2012 through April 20, 2012. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2012.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine (i) the accelerated Payment at Maturity due and payable in the same general manner as described in "Payment at Maturity" in this pricing supplement and (ii) any accrued but unpaid interest payable based upon the Annual Coupon Rate calculated on the basis of a 360-day year consisting of twelve 30-day months. In that case, the scheduled trading day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Final Return for each Underlying. If a market disruption event exists with respect to an Underlying on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days. For the avoidance of doubt, if no market disruption event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Final Return will be made on such date, irrespective of the existence of a market disruption event with respect to another Underlying occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. will offer the Notes at the offering price set forth on the cover page of this pricing supplement. HSBC USA Inc. or one of our affiliates may pay varying discounts of up to 1.50% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider, among other things, the matters set forth under the heading "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. In the opinion of Sidley Austin LLP, special U.S. tax counsel to us, the following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Notes.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. Under one reasonable approach, each Note should be treated as a put option written by you (the "Put Option") that permits us to "cash settle" the Put Option, and a deposit with us of cash in an amount equal to the Principal Amount of the Note (the "Deposit") to secure your potential obligation under the Put Option, as described in the prospectus supplement under the heading "U.S. Federal Income Tax Considerations – Certain Equity-Linked Notes – Certain Notes Treated as a Put Option and a Deposit." We intend to treat the Notes consistent with this approach and the balance of this summary so assumes. However, other reasonable approaches are possible. Pursuant to the terms of the Notes, you agree to treat each Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. We intend to treat the Deposits as non-contingent debt instruments for U.S. federal income tax purposes. Please see the discussion under the heading "U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Payments of Interest" in the accompanying prospectus supplement for U.S. federal income tax considerations applicable to non-contingent debt instruments.

As described in the prospectus supplement under "U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit," for purposes of dividing the Annual Coupon Rate of 8.10% on the Notes among interest on the Deposit and Put Premium, 1.94 percent constitutes interest on the Deposit and 6.16 percent constitutes Put Premium.

If the Notes are redeemed prior to maturity, you should recognize the total Put Premium received as short-term capital gain at that time.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described above.

We do not plan to request a ruling from the IRS regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.

We will not attempt to ascertain whether the issuer of any stock owned by, or included in, one or more of the Underlyings of the Reference Asset would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purpose. In the event that the issuer of any stock owned by, or included in, one or more of the Underlyings of the Reference Asset were treated as a PFIC or USRPHC, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the issuers of stock owned by, or included in, the Underlyings of the Reference Asset, as the case may be, and consult your tax advisor regarding the possible consequences to you in the event that one or more issuers of stock owned by, or included in, one or more of the Underlyings of the Reference Asset is or becomes a PFIC or USRPHC.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

VALIDITY OF THE NOTES

In the opinion of Sidley Austin LLP, as counsel to the Issuer, when the Notes offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the trustee pursuant to the Senior Indenture referred to in the prospectus supplement dated March 22, 2012, and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the Maryland General Corporation Law as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated March 22, 2012, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 filed with the Securities and Exchange Commission on March 22, 2012.

TABLE OF CONTENTS

Pricing Supplement

Equity Index Underlying Supplement

ETF Underlying Supplement

Prospectus Supplement

Prospectus

You should only rely on the information contained in this pricing supplement, any accompanying underlying supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, any accompanying underlying supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, any accompanying underlying supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, any accompanying underlying supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$34,090,000 Callable Yield Notes

April 20, 2012

PRICING SUPPLEMENT